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EXHIBIT 16 TO FORM 8-K



September 3, 2002


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


Gentlemen:

We have read Item 4 of Form 8-K dated August 26, 2002 of UICI and we are in agreement with the statements contained in paragraphs 2, 3, 4, 5 and 6 on page 2.

Regarding the registrant's statement concerning the reportable conditions and material weaknesses to prepare financial statements for the year ended December 31, 1999, included in the 5th paragraph on page 2 therein, we had considered such matters in determining the nature, timing and extent of procedures performed in our audit of the registrant's 1999 financial statements.

We have no basis to agree or disagree with other statements of the registrant contain therein.


                                                   /s/  ERNST & YOUNG LLP